SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2002

BOARDWALK EQUITIES INC.

Suite 200, 1501 - 1 Street S.W.
Calgary, Alberta, Canada T2R 0W1
(address of principal executive offices)

Commission File Number: **1-15162**

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F______ Form 40-F ✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No ✓

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):______________]

DOCUMENTS FURNISHED HEREUNDER:

1. Press release of the Registrant dated August 2, 2002 announcing the Registrant's intention to make a normal course issuer bid;

2. Registrant's Notice of Intention to Make Normal Course Issuer Bid dated August 2, 2002;

3. Press release of the Registrant dated August 8, 2002 announcing Toronto Stock Exchange acceptance of the Notice of Intention to Make Normal Course Issuer Bid;

4. Press release of the Registrant dated August 9, 2002 announcing a Proposed Share Sale by the Controlling Shareholders of the Registrant;

5. Revised Notice of Intention to Make Normal Course Issuer Bid of Registrant to amend effective term of bid, together with correspondence to the Securities Commissions regarding same dated August 2, 2002; and

6. Confirmation of mailing of the Registrant's second quarter financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOARDWALK EQUITIES INC.

September 9, 2002

By: ______________________

Roberto Geremia
Senior Vice-President Finance and
Chief Financial Officer

c0015
r f BC-Boardwalk-Intention 08-02 0516
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Boardwalk Equities Inc. Intention to Make Normal Course Issuer Bid

CALGARY, Aug. 2 /CNW/ - Boardwalk Equities Inc. ("Boardwalk") wishes to announce its intention to make a normal course issuer bid (the "Bid") through the facilities of and subject to regulatory approval of The Toronto Stock Exchange. Boardwalk's previous normal course issuer bid expired on March 22, 2002.

Boardwalk currently has 49,860,781 issued and outstanding common shares. The Bid, if approved, would allow Boardwalk to purchase up to 3,267,840 common shares, representing 10% of its public float, through the facilities of The Toronto Stock Exchange. The Bid, if approved, is expected to commence on August 6, 2002 and will terminate one year later, or at such earlier time as the Bid is complete.

Boardwalk believes that the current and recent market prices of its common shares do not reflect their underlying value. Boardwalk's management is initiating this program as it feels that, at current market prices, an investment in Boardwalk's own high quality portfolio will deliver strong returns for shareholders and represents an effective use of its capital and steadily increasing cash flows. At the same time, Boardwalk plans to continue its property acquisition and capital improvement programs. Boardwalk will purchase the common shares for cancellation with the intention of increasing the proportionate interest of all remaining shareholders.

Commencing on or after August 16, 2002 and concurrent with the Bid, Messrs. Sam and Van Kolias, the controlling shareholders of Boardwalk, through Boardwalk Properties Company Limited, a company wholly-owned and controlled by them, intend to sell 350,000 Common Shares of Boardwalk from their combined holdings to fund repayment of indebtedness, to diversify their investment portfolios and to fund their charitable causes. In connection with such sale of Common Shares, Messrs. Sam and Van Kolias have taken appropriate steps to ensure that none of the Common Shares sold by them, through Boardwalk Properties Company Limited, are offered for sale or purchased as part of the Bid and will instruct the brokerage firm appointed to execute the sale of their 350,000 Common Shares through the facilities of The Toronto and New York Stock Exchanges not to offer for sale any of those Common Shares through the Bid.

Corporate Profile

Boardwalk Equities Inc. is Canada's largest owner/operator of multi-family rental properties. Boardwalk currently owns in excess of 250 properties with approximately 29,000 units totalling approximately 25 million net rentable square feet. The company's portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of approximately $1.9 billion.

%SEDAR: 00004201E

-0- 08/02/2002

/For further information: Sam Kolias, President and CEO, (403) 9255; Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer, (403) 531-9255; Mike Hough, Senior Vice President, (416) 364-0849; Paul Moon, Director of Corporate Communications, (403) 531-9255; Information can also be found on the Internet at http://www.bwalk.com/

(BEI. BEI)

CO: Boardwalk Equities Inc.

ST: Alberta
IN: RLT
SU:

-30-

CNW 12:30e 02-AUG-02

NOTICE OF INTENTION TO MAKE NORMAL COURSE ISSUER BID

Boardwalk Equities Inc. (the "Corporation"), a corporation incorporated under the laws of Alberta, hereby provides notice (the "Notice"), pursuant to the policy statements of the Toronto Stock Exchange (the "Exchange") on normal course issuer bids, that it intends to purchase certain of its issued and outstanding common shares as hereinafter set forth.

1. *Shares Sought*

Subject to item 4 below, the number of common shares of the Corporation which may be purchased for cancellation through the facilities of the Exchange or otherwise, during the twelve-month period of the normal course issuer bid will not exceed 3,267,840 common shares, being approximately 10% of the "public float" of the common shares of the Corporation.

As of the date hereof, there are 49,860,781 common shares of the Corporation issued and outstanding. To the knowledge of the directors and officers of the Corporation, the "public float" of common shares of the Corporation as of the date hereof is 32,678,401 common shares.

2. *Duration*

The normal course issuer bid will commence on August 6, 2002 and will terminate on August 5, 2003, or on such earlier date as the Corporation may complete its purchases pursuant to this Notice.

3. *Method of Acquisition*

Purchases of common shares of the Corporation pursuant to this Notice will be effected through the facilities of the Exchange and, subject as herein provided, at times and in numbers to be determined by the Corporation. The purchase of and payment for the common shares of the Corporation purchased pursuant to this Notice will be made by the Corporation in accordance with the by-laws and rules of the Exchange and the price which the Corporation will pay for any such common shares will be the market price of such common shares at the time of acquisition. During the period of this Notice, the Corporation will make no purchases of common shares other than open market purchases.

4. *Consideration Offered*

The price which the Corporation will pay for the common shares will be the market price of such common shares at the time of acquisition. The Corporation intends to finance the purchase price for the common shares purchased by it pursuant to this

Notice from its working capital. There will be no restrictions on the price the Corporation will pay for the common shares. There are no restrictions on the Bid except as herein mentioned.

5. *Reason for the Normal Course Issuer Bid*

The Corporation believes that its common shares have been trading in a price range which does not adequately reflect the value of such shares in relation to the Corporation's business and its future business prospects. As a result, depending upon future price movements and other factors, the Corporation believes that its outstanding common shares may represent an attractive investment to the Corporation.

6. *Valuation*

After reasonable inquiry, the directors and officers of the Corporation are not aware of any appraisal or valuation of the Corporation, its material assets or securities prepared within the two year period preceding the date of this Notice.

7. *Previous Purchases*

The Corporation has purchased its common shares within the past 12 months pursuant to a normal course issuer bid which expired on March 22, 2002. These purchases were effected through the facilities of the Exchange at market price and in accordance with the by-laws and rules of the Exchange. The Corporation purchased 879,600 common shares between March 1, 2001 and December 31, 2001, and the average price paid for the common shares over this period was $11.71.

8. *Persons Acting Jointly or In Concert With the Issuer*

There is no party acting jointly or in concert with the Corporation.

9. *Acceptance by Insiders, Affiliates and Associates*

With the exception of Messrs. Sam and Van Kolias, who intend, through Boardwalk Properties Company Limited, a company wholly-owned and controlled by them, to sell 350,000 Common Shares of the Corporation pursuant to Section 2.8 of Multi-Lateral Instrument 45-102, commencing on or after August 16, 2002 and concurrent with the Corporation's normal course issuer bid hereunder, no director or senior officer of the Corporation or, to the knowledge of the directors and officers of the Corporation after reasonable enquiry, any associate of a director or senior officer of the Corporation or any person acting jointly or in concert with the Corporation or any person holding 10% or more of any class of equity securities of the Corporation has any present intention to sell common shares of the Corporation during the period of this Notice. However, sales of common shares of the Corporation through the facilities of the Exchange or otherwise by any of these persons or companies may occur during such period in the event that the circumstances or decisions of any such person or company change or their personal circumstances require such sales. During the period of this Notice, the Corporation intends to require any investment dealer who acts simultaneously for the Corporation and for a seller of common shares of the Corporation on the Exchange to assure the Corporation, in writing, that such seller is not known to the investment dealer to be an insider of the Corporation, an associate of an insider of the Corporation or an associate or affiliate of the Corporation.

10. *Benefits from the Normal Course Issuer bid*

There will be no benefits to any person referred to in Item 9 of this Notice that do not accrue to all holders of common shares of the Corporation.

11. *Material Changes in the Affairs of the Corporation*

There have been no material changes in the affairs of the Corporation which have not been generally disclosed and the Corporation has no plans or proposals for material changes in its affairs which have not been generally disclosed.

12. *Certificate*

I, William Chidley, Senior Vice President, Corporate Development of the Corporation, duly authorized by the board of directors of the Corporation, hereby certify that the foregoing Notice is complete and accurate and in compliance with Part 6 of the Rules of The Toronto Stock Exchange and the policy statements of the Toronto Stock Exchange on normal course issuer bids and that such Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated therein or that is necessary to make a statement therein not misleading in the light of the circumstances in which it is made.

DATED at Calgary this 2nd day of August, 2002.

signed "William Chidley"

William Chidley
Senior Vice President, Corporate Development

on behalf of the Board of Directors of Boardwalk Equities Inc.

BOARDWALK

Boardwalk Equities Inc.
Suite 200, 1501 - 1 Street S.W.
Calgary, Alberta T2R 0W1

Phone: (403) 531-9255
Fax: (403) 531-9565
World Wide Web: http://www.bwalk.com

August 8, 2002

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

TSE ACCEPTS NORMAL COURSE ISSUER BID

Boardwalk Equities Inc. ("Boardwalk") is pleased to announce that The Toronto Stock Exchange has accepted its notice of intention to make a normal course issuer bid (the "Bid").

Boardwalk currently has 49,860,781 issued and outstanding common shares. The public float of common shares of Boardwalk is 32,678,401. The Bid allows Boardwalk to purchase up to 3,267,840 common shares, representing 10% of its public float, through the facilities of The Toronto Stock Exchange. The Bid will commence on August 12, 2002 and will terminate on August 11, 2003 or such earlier time as the Bid is complete.

Boardwalk has purchased its common shares within the past 12 months pursuant to a normal course issuer bid which expired on March 22, 2002. These purchases were effected through the facilities of the Toronto Stock Exchange at market price and in accordance with the by-laws and rules of the Toronto Stock Exchange. The Corporation purchased 879,600 common shares between March 1, 2001 and December 31, 2002, and the average price paid for the common shares over this period was $11.71.

Boardwalk believes that the current and recent market prices of its common shares do not reflect their underlying value. Boardwalk's management is initiating this program as it feels that, at current market prices, an investment in Boardwalk's own high quality portfolio will deliver strong returns for shareholders and represents an effective use of its capital and steadily increasing cash flows. At the same time, Boardwalk plans to continue its property acquisition and capital improvement programs. Boardwalk will purchase the common shares for cancellation with the intention of increasing the proportionate interest of all remaining shareholders.

Commencing on or after 16 August 2002 and concurrent with the Bid, Messrs. Sam and Van Kolias, the controlling shareholders of Boardwalk, through Boardwalk Properties Company Limited, intend to sell 350,000 Common Shares of Boardwalk from their combined holdings to fund repayment of indebtedness, to diversify their investment portfolios and to fund their charitable causes. In connection with such sale of Common Shares, Messrs. Sam and Van Kolias have taken appropriate steps to ensure that none of the Common Shares sold by Boardwalk Properties Company Limited are offered for sale or purchased as part of the Bid and will instruct the brokerage firm appointed to execute the sale of their 350,000 Common Shares through the facilities of The Toronto and New York Stock Exchanges not to offer for sale any of those Common Shares through the Bid.

Corporate Profile
Boardwalk Equities Inc. is Canada's largest owner/operator of multi-family rental properties. Boardwalk currently owns in excess of 250 properties with approximately 29,000 units totalling approximately 25 million net rentable square feet. The company's portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of approximately $1.9 billion.

For further information please contact:
Sam Kolias, President and CEO, (403) 531-9255;
Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer, (403) 531-9255;
Mike Hough, Senior Vice President, (416) 364-0849;
Paul Moon, Director of Corporate Communications, (403) 531-9255.
Information can also be found on the Internet at http://www.bwalk.com.

c1724
r f BC-Boardwalk-share-sale 08-09 0681
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Controlling Shareholders of Boardwalk Equities Inc. Propose Share Sale

CALGARY, Aug. 9 /CNW/ - Sam and Van Kolias, the controlling shareholders of Boardwalk Equities Inc., through their interest in Boardwalk Properties Company Limited, announced today their intention to sell up to 350,000 common shares of Boardwalk Equities Inc. from their combined holdings. The controlling shareholders currently own or have control or direction over a total of 16,050,000 common shares of Boardwalk Equities Inc., representing approximately 32.19% of the outstanding common shares.

The share sale is being undertaken to provide the controlling shareholders with a source of funds to provide funding for their charitable causes, pay down existing indebtedness and diversify their investment portfolios. The decision to engage in this sale of shares does not reflect any change in the controlling shareholder's intention to maintain their significant equity stake in Boardwalk Equities Inc. Rather, the share sale reflects the fact that over the past eight years Sam and Van Kolias have taken no wage or salary compensation from Boardwalk Equities Inc. in their capacities as officers of the Corporation. Furthermore, Messrs. Sam and Van Kolias intend to make similar dispositions in the future to continue to fund various charitable endeavours, pay down indebtedness and diversify their investment portfolios.

The controlling shareholders have appointed Scotia McLeod Inc. to execute the share sale through the facilities of the Toronto Stock Exchange. The share sale will commence on or after August 16, 2002, and in accordance with applicable securities regulations, and will be executed on an orderly basis so as to avoid adversely impacting the market for the common shares of Boardwalk Equities Inc. Notice of the controlling shareholders' intention to sell has been filed with the applicable securities commissions and stock exchanges.

The share sale is being undertaken concurrent with the release of certain information about Boardwalk Equities Inc. for the second quarter of 2002 (ended June 30), as required by applicable securities laws, as well as the policies and rules of the Toronto and New York Stock Exchanges. In connection therewith, Messrs. Sam and Van Kolias have taken appropriate steps to ensure that none of the Common Shares being offered for sale in the share sale program will be sold until such information is released to the public and filed with applicable securities regulators, as well as the Toronto and New York Stock Exchanges, and have instructed Scotia McLeod Inc. not to sell any of the Common Shares offered in the share sale program until such information is released and filed with applicable securities regulators, as well as the Toronto and New York Stock Exchanges.

The share sale is being undertaken concurrent with Boardwalk Equities Inc.'s normal course issuer bid, which will begin on August 12, 2002. In connection therewith, Messrs. Sam and Van Kolias have taken appropriate steps to ensure that none of the Common Shares sold in the share sale program are purchased as part of Boardwalk Equities Inc.'s normal course issuer bid and have instructed Scotia McLeod Inc. not to sell any of the Common Shares in the share sale program through Boardwalk Equities Inc.'s normal course issuer bid.

Corporate Profile

Boardwalk Equities Inc. is Canada's largest owner/operator of multi-family rental properties. Boardwalk currently owns in excess of 250 properties with approximately 29,000 units totalling approximately 25 million net rentable square feet. The company's portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of approximately $1.9 billion.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

%SEDAR: 00004201E

-0- 08/09/2002

/For further information: Sam Kolias, President and CEO, Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer, (403) 531-9255; Mike Hough, Senior Vice President, (416) 364-0849; Paul Moon, Director of Corporate Communications, (403) 531-9255; Information can also be found on the Internet at http://www.bwalk.com/

(BEI. BEI)

CO: Boardwalk Equities Inc.
ST: Alberta
IN: RLT
SU:

-30-

CNW 16:29e 09-AUG-02

REVISED NOTICE OF INTENTION TO MAKE NORMAL COURSE ISSUER BID

Boardwalk Equities Inc. (the "Corporation"), a corporation incorporated under the laws of Alberta, hereby provides notice (the "Notice"), pursuant to the policy statements of the Toronto Stock Exchange (the "Exchange") on normal course issuer bids, that it intends to purchase certain of its issued and outstanding common shares as hereinafter set forth.

1. *Shares Sought*

Subject to item 4 below, the number of common shares of the Corporation which may be purchased for cancellation through the facilities of the Exchange or otherwise, during the twelve-month period of the normal course issuer bid will not exceed 3,267,840 common shares, being approximately 10% of the "public float" of the common shares of the Corporation.

As of the date hereof, there are 49,860,781 common shares of the Corporation issued and outstanding. To the knowledge of the directors and officers of the Corporation, the "public float" of common shares of the Corporation as of the date hereof is 32,678,401 common shares.

2. *Duration*

The normal course issuer bid will commence on August 12, 2002 and will terminate on August 11, 2003, or on such earlier date as the Corporation may complete its purchases pursuant to this Notice.

3. *Method of Acquisition*

Purchases of common shares of the Corporation pursuant to this Notice will be effected through the facilities of the Exchange and, subject as herein provided, at times and in numbers to be determined by the Corporation. The purchase of and payment for the common shares of the Corporation purchased pursuant to this Notice will be made by the Corporation in accordance with the by-laws and rules of the Exchange and the price which the Corporation will pay for any such common shares will be the market price of such common shares at the time of acquisition. During the period of this Notice, the Corporation will make no purchases of common shares other than open market purchases.

4. *Consideration Offered*

The price which the Corporation will pay for the common shares will be the market price of such common shares at the time of acquisition. The Corporation intends to finance the purchase price for the common shares purchased by it pursuant to this

Notice from its working capital. There will be no restrictions on the price the Corporation will pay for the common shares. There are no restrictions on the Bid except as herein mentioned.

5. *Reason for the Normal Course Issuer Bid*

The Corporation believes that its common shares have been trading in a price range which does not adequately reflect the value of such shares in relation to the Corporation's business and its future business prospects. As a result, depending upon future price movements and other factors, the Corporation believes that its outstanding common shares may represent an attractive investment to the Corporation.

6. *Valuation*

After reasonable inquiry, the directors and officers of the Corporation are not aware of any appraisal or valuation of the Corporation, its material assets or securities prepared within the two year period preceding the date of this Notice.

7. *Previous Purchases*

The Corporation has purchased its common shares within the past 12 months pursuant to a normal course issuer bid which expired on March 22, 2002. These purchases were effected through the facilities of the Exchange at market price and in accordance with the by-laws and rules of the Exchange. The Corporation purchased 879,600 common shares between March 1, 2001 and December 31, 2001, and the average price paid for the common shares over this period was $11.71.

8. *Persons Acting Jointly or In Concert With the Issuer*

There is no party acting jointly or in concert with the Corporation.

9. *Acceptance by Insiders, Affiliates and Associates*

With the exception of Messrs. Sam and Van Kolias, who intend, through Boardwalk Properties Company Limited, a company wholly-owned and controlled by them, to sell 350,000 Common Shares of the Corporation pursuant to Section 2.8 of Multi-Lateral Instrument 45-102, commencing on or after August 16, 2002 and concurrent with the Corporation's normal course issuer bid hereunder, no director or senior officer of the Corporation or, to the knowledge of the directors and officers of the Corporation after reasonable enquiry, any associate of a director or senior officer of the Corporation or any person acting jointly or in concert with the Corporation or any person holding 10% or more of any class of equity securities of the Corporation has any present intention to sell common shares of the Corporation during the period of this Notice. However, sales of common shares of the Corporation through the facilities of the Exchange or otherwise by any of these persons or companies may occur during such period in the event that the circumstances or decisions of any such person or company change or their personal circumstances require such sales. During the period of this Notice, the Corporation intends to require any investment dealer who acts simultaneously for the Corporation and for a seller of common shares of the Corporation on the Exchange to assure the Corporation, in writing, that such seller is not known to the investment dealer to be an insider of the Corporation, an associate of an insider of the Corporation or an associate or affiliate of the Corporation.

10. *Benefits from the Normal Course Issuer bid*

There will be no benefits to any person referred to in Item 9 of this Notice that do not accrue to all holders of common shares of the Corporation.

11. *Material Changes in the Affairs of the Corporation*

There have been no material changes in the affairs of the Corporation which have not been generally disclosed and the Corporation has no plans or proposals for material changes in its affairs which have not been generally disclosed.

12. *Certificate*

I, William Chidley, Senior Vice President, Corporate Development of the Corporation, duly authorized by the board of directors of the Corporation, hereby certify that the foregoing Notice is complete and accurate and in compliance with Part 6 of the Rules of The Toronto Stock Exchange and the policy statements of the Toronto Stock Exchange on normal course issuer bids and that such Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated therein or that is necessary to make a statement therein not misleading in the light of the circumstances in which it is made.

DATED at Calgary this 2nd day of August, 2002.

signed "William Chidley"

William Chidley

Senior Vice President, Corporate Development

on behalf of the Board of Directors of Boardwalk Equities Inc.

STIKEMAN ELLIOTT

Barristers & Solicitors

4300 Bankers Hall West, 888-3rd Street S.W., Calgary, Canada T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www.stikeman.com

Direct: (403) 266-9071
E-mail: dburns@stikeman.com

August 12, 2002
File No.: 051353.1013

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Department of Justice - Securities Branch
Newfoundland Department of Government Services and Lands
Nova Scotia Securities Commission
Ontario Securities Commision
Prince Edward Island Registrar of Securities
Quebec Securities Commission
Saskatchewan Securities Commission
Securities and Exchange Commission

Attention: Boardwalk Equities Inc. ("**Boardwalk**")

Dear Sirs:

Please be advised the attached is a Revised Notice of Intention to Make a Normal Course Issuer Bid, which revised Notice reflects a change in the commencement date of the bid from August 6, 2002 to August 12, 2002 and provides for a termination date of August 11, 2003 rather than August 5, 2003.

We trust you will find the above in order. Please contact the undersigned if you have any questions or concerns, or need to speak with us on any other matter.

Sincerely,

Signed "P. Dean Burns"

CALGARY
VANCOUVER
TORONTO
MONTREAL
OTTAWA
NEW YORK
LONDON
HONG KONG
SYDNEY

BURNSD\210188\1

Computershare

Investor Services

Computershare Trust Company of Canada
Sixth Floor
530 - 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone: 403-267-6800
Facsimile: 403-267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

August 29, 2002

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: **Boardwalk Equities Inc.**

We confirm that the following material was sent by pre-paid mail on August 29, 2002, to the registered shareholders of common shares of the subject Corporation:

1. Second Quarter Report 2002

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Policy Instrument 54-101.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"
Kari Begg
Assistant Account Manager
Client Services, Stock Transfer

cc: Boardwalk Equities Inc.
Attention: Rob Geremia